November 3, 2009


Mr. H. Christopher Owings, Assistant Director
Ms. Alexandra M. Ledbetter, Attorney-Advisor
Ms. Ellie Bavaria, Special Counsel
Securities and Exchange Commission
Washington D.C. 20549

Re: Eco Building International
    Registration Statement on Form S-1
    Filed July 8, 2009
    File No. 333-160476

To Whom It May Concern:

On behalf of Eco Building International, a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated October 23, 2009 (the "SEC Letter") regarding the Registration Statement on Form S-1 (the "Registration Statement").

Amendment No.# to Registration Statement on Form S-1

1) We have updated our financial statements in accordance with Rule 8-08 of Regulation S-X. No changes were required in the Plan of Operations.

2) We have made changes as suggested to remove all language discussing the "distribution" of products.

Agreements, Page 17

3) Language throughout the S-1 referring to the "letter of intent" for sales and marketing of products from Arsenalas-EHG has been changed so it is referred to as a "letter of intent". Also Exhibit 10.1 has been refilled to show consistency.

Exhibit 23.1

4)   George Stewart, CPA has made the requested change and the amended Exhibit
     23.1 has been filed.